WHX


FOR IMMEDIATE RELEASE

Contracts:
          Joele Frank/Patricia Sturms
          Abernathy MacGregor Frank
          (212) 371-5999


            WHX COMMENCES $35.25 PER SHARE CASH TENDER OFFER FOR ALL
                   OUTSTANDING COMMON SHARES OF HANDY & HARMAN


NEW YORK, NY, MARCH 6, 1998 -- WHX Corporation (NYSE: WHX) announced today that its wholly-owned subsidiary HN Acquisition Corp. has commenced a tender offer for all of the outstanding common shares of Handy & Harman (NYSE: HNH) at $35.25 in cash per share. The expiration and withdrawal date for the tender offer is 12:00 midnight, New York City time, on Thursday, April 2, 1998, unless extended.

The tender offer is conditioned on, among other things, the valid tender of such number of shares which, when added to the 13.6% of the outstanding shares already owned by WHX, would represent at least a majority of Handy & Harman's outstanding shares on a fully diluted basis. The tender offer is not subject to financing or Hart-Scott-Rodino approval. Following completion of the tender offer, WHX Corporation will be entitled to designate a majority of the Board of Directors of Handy & Harman. The parties will complete a second-step cash merger at $35.25 per share as promptly as practicable following completion of the tender offer.

As previously announced on March 2, 1998, WHX and Handy & Harman entered into a definitive merger agreement under which WHX will acquire all of the outstanding common shares of Handy & Harman at $35.25 per share in cash. The transaction has a total value of approximately $645 million, including the assumption of approximately $190 million in debt and the cash-out of stock options.

Donaldson, Lufkin & Jenrette Securities Corp. is acting as dealer- manager for the tender offer, and Innisfree M&A Incorporated is acting as information agent. Copies of the offering documents may be obtained by calling Innisfree at (888) 750-5834.

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WHX Corporation           110 East 59 Street         Tel 212 / 355-5200
                          New York, NY 10022         Fax 212 / 355-5336